BNP Residential Properties, Inc.
                                                    301 S. College Street
                                                               Suite 3850
                                                Charlotte, NC  28202-6024
                                                      Tel: (704) 944-0100
                                                      Fax: (704) 944-2039
                                                  www.bnp-residential.com


Filed via EDGAR

June 15, 2005



Attention:  Cicely Luckey, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:      BNP Residential Properties, Inc.
         Form 10-K for the year ended 12/31/2004
         File No. 001-09496

Gentlemen:

         This letter is provided in response to your comment letter dated June 7, 2005. Your questions, along with our responses, follow below.


Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Funds from Operations, pages 22-24

1. We have considered your response to comment 1 and note that you use FAD as a measure of your liquidity. We continue to question a presentation in which you use a non-GAAP performance measure as an anchor to a non-GAAP liquidity measure. Please advise or revise future filings to reconcile FAD from the most comparable GAAP measure. Reference is made to Item 10(e)(1)(i)(B) of Regulation S-K.

Management's response:

         We respect the staff's position on this issue, and we will present and reconcile FAD using net cash provided by operating activities as the anchor for reconciliation in future filings.

Securities and Exchange Commission
Page 2
June 15, 2005


Financial Statements and Notes - Note 11 - Subsequent Events, page 64 - The Villages of Chapel Hill - Phase 5

2. We note from the third paragraph on page 10 of your first quarter Form 10-Q, that you determined that the limited partners had certain voting rights that precluded control by the general partner. Please tell us what rights held by your limited partners were used in reaching your conclusion. Contrast these with the rights disclosed in your response to comment 2 that you considered to be non-substantive participating rights. Lastly, please advise us where you are accounting for the earnings associated with this equity method investment. To the extent these amounts were recorded in revenues, advise us what consideration was given to Rule 5-03 of Regulation S-X.

Management's response:

         Subsequent to our April 15, 2005, response to your earlier comment letter dated March 31, 2005, we completed our evaluation of the January 2005 acquisition of Boddie Investment Company, which included a 1% economic interest as general partner of the Villages of Chapel Hill - Phase 5 Limited Partnership (the "Villages - Phase 5 Partnership"). Our evaluation to determine if we, as general partner, control the Villages - Phase 5 Partnership included detailed review and discussion of the partnership agreement and reference to SOP 78-9, EITF 96-16, and EITF 98-6 along with detailed discussions with our independent auditor.

         The partnership agreement for the Villages - Phase 5 Partnership includes the following provisions:

o The partnership property is defined and limited to The Villages of Chapel Hill
- Phase 5 Apartments property.

o The approval of 100% of the limited partners is required for purchase of any other real property or investment in any other partnership venture.

o The approval of 70% of the limited partner interests is required for sale or other disposal of the apartment property.

o The general partner may be removed by an affirmative decision of 70% of the limited partner interests.

o The interest of the general partner may not be transferred or disposed of without approval of 70% of the limited partner interests.

         We also considered the fact that we, the general partner, have only a 1% interest in the partnership. We do not own any limited partner interest, and none of the limited partners are related to us.

         Our April 15, 2005, response to comment 2 utilized terminology and concepts taken from EITF 96-16 and EITF 04-5 (which has not been finalized as of this writing).

Securities and Exchange Commission
Page 3
June 15, 2005


Upon closer study, we attempted to weigh the merits of concepts in EITF 96-16 versus the guidance in SOP 78-9. We ultimately looked to guidance in SOP 78-9 to conclude that the rights of the limited partners preclude a presumption of control by the general partner, and that equity method accounting for this 1% general partner interest is appropriate. However, we are very much aware that a final consensus on EITF 04-5 could result in an amendment of SOP 78-9, and therefore a change in our accounting for this general partner interest in the future.

         The Villages - Phase 5 Partnership recorded a net loss of $18,827 for the period January 26, 2005 through March 31, 2005. Our 1% equity in this loss was $188, an immaterial amount which, when rounded to the nearest thousand, would be reflected on our consolidated statements of operations as a nil line item. We did not include such on our consolidated statements of operations. We did, however, include a nil line item for equity in income of unconsolidated limited partnerships in our reconciliation of net loss to net cash provided by operating activities included in our consolidated statements of cash flows. We have and will continue to consider the guidance in Rule 5-03, along with Article 4, of Regulation S-X in determining which line items and amounts should be separately presented in our consolidated financial statements.

         I hope that the above discussion is helpful and responsive to your comments. I understand that you may have additional comments or questions. Please feel free to call me directly at 704/944-2030.

Sincerely,


/s/ Pamela B. Bruno

Pamela B. Bruno
Vice President - Treasurer and
Chief Accounting Officer